SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica – Financial Highlights for the period January – March 2014	1

January – March 2014

FINANCIAL HIGHLIGHTS

•	Organic revenue growth for the fourth quarter in a row

•	Revenues totalled 12,232 million euros in the quarter and rose 1.5% year-on-year in organic terms (+3.4% year-on-year excluding the negative impact of regulation).

•	Mobile data revenue growth accelerated sequentially year-on-year (+8.8% in organic terms), highlighting non-SMS data revenues (+23.6% in organic terms).

•	Solid growth in high-quality customers: mobile contract (+9% year-on-year in organic terms), smartphone penetration (30%; +9 percentage points year-on-year), fibre (homes connected +90% year-on-year), pay TV (+8% year-on-year).

•	Speeding-up network modernisation, as a source of competitive differentiation and future efficiency gains, reflected in a significant CapEx increase.

•	Consolidation of OIBDA stabilisation trend

•	OIBDA in January-March stood at 3,929 million euros, +0.5% year-on-year in organic terms (+1.9% year-on-year excluding the negative impact of regulation).

•	Organic OIBDA growth accelerating vs. full year 2013 and positive year-on-year variation for the second consecutive quarter, on the back of sustained revenue increase, cost control and efficiency measures.

•	OIBDA margin stood at 32.1%, with very limited organic erosion (0.3 percentage points year-on-year).

•	Solid cash flow generation, the highest first quarter since 2011

•	Free cash flow amounted to 339 million euros, significantly improving year-on-year by 796 million euros, despite CapEx increase, exchange rate evolution and changes in the perimeter of consolidation.

•	Increased Financial flexibility, with a net financial debt reduction of 2,657 million euros in the first quarter

•	Net debt as of March stood at 42,724 million euros (leverage ratio of 2.30 times), despite Cash Flow seasonal impacts and the implicit devaluation of the Venezuelan bolivar.

•	Including post-closing events (disposal of T. Ireland), net debt stood at 41,944 million euros and the leverage ratio at 2.27 times.

•	Net income in the first quarter stood at 692 million euros and basic earnings per share at 0.15 euros.

•	Telefónica reiterates financial and operating targets for 2014, including the dividend

•	First-quarter results are in line with the Company’s internal estimates for revenues, OIBDA margin erosion and CapEx/Sales (–0.1% year-on-year, –0.4 percentage points year-on-year and 11.5%, respectively, in organic terms and excluding Venezuela).

•	The results of Telefónica España reflected the on-going recovery of the business. Thus, revenues showed significant improvement in the year-on-year downward trend (-8.2%; 3.7 percentage points lower than in the previous quarter), reflecting improved commercial momentum (mainly fibre and pay TV) and increasing customer preference for quality services. In addition, profitability remained high (OIBDA margin of 46.9%) as a result of the Company’s transformation process and despite revenue pressure and higher commercial activity.

•	In the first quarter of 2014, Telefónica Brasil continued to strengthen its leadership position in high value segments, leveraging on its competitive advantage in coverage and network quality and on the appeal of its commercial offer. It is worth to highlight net additions in the contract segment (1.2 million accesses; +70% year-on-year). In the fixed business, fibre rollout reached 1.5 million homes passed. Revenues were up 2.9% year-on-year in organic terms, excluding the negative impact of regulation. OIBDA margin stood at 31.1% in the quarter (-1.2 percentage points year-on-year), due to higher commercial expenses partly offset by on-going efficiency improvement.

January – March 2014

Comments from César Alierta, Executive Chairman:

“First quarter results show visible progress in the execution of the strategy announced for 2014, based on further reinforcing the differentiation of our products and services through a non-replicable infrastructure. In this sense, we are making significant investments, accelerating our network modernisation. Investments related with transformation and growth accounted for over two thirds of the total in the first quarter, enabling us to significantly expand our new fibre and LTE services.

The acceleration in the modernisation of our networks is reflected commercially in the evolution of our customer base; contract mobile accesses grew almost double-digit year-on-year underpinned by the acquisition of almost 6 million smartphone customers, doubling the figure of the first quarter of 2013 while in the fixed business, fibre customer base increased 90% year-on-year. As a result, the value of our customer base has increased due to both the improved ARPU and the higher loyalty, leading to a longer average customer lifetime. Overall, we are building a more sustainable growth model leveraged on higher customer satisfaction.

In financial terms, our performance in the quarter was in line with the targets set for the year. Organic revenues and OIBDA posted positive year-on-year growth for the fourth and second consecutive quarters, respectively. This solid organic performance is circumstantially affected in reported terms by the negative impact of exchange rate fluctuations and the disposal of certain assets.

At the same time, we continued to improve our financial flexibility, posting the strongest first quarter cash flow generation in the last three years after registering a solid year-on-year improvement, despite higher investments, the negative impact of exchange rates and asset disposals. This allowed to register a further decline in net debt another quarter, bringing total reduction to around 16 billion euros over the last 7 quarters.”

January – March 2014

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March	% Chg
	2014	Reported	Organic
Revenues	12,232	(13.5)	1.5
Telefónica España	2,992	(8.2)	(8.2)
Telefónica UK	1,644	2.4	(0.3)
Telefónica Deutschland	1,122	(8.8)	(8.8)
Telefónica Brasil	2,666	(18.3)	0.2
Telefónica Hispanoamérica	3,436	(12.9)	14.8
Other companies & eliminations	371	(55.8)
Telefónica Ireland	130	(4.9)	(4.9)
Telefónica Czech Republic	0	—

OIBDA	3,929	(14.0)	0.5
Telefónica España	1,402	(8.4)	(11.4)
Telefónica UK	404	19.4	16.3
Telefónica Deutschland	251	(14.6)	(14.6)
Telefónica Brasil	828	(21.3)	(3.6)
Telefónica Hispanoamérica	1,075	(14.3)	15.0
Other companies & eliminations	(31)	(131.8)
Telefónica Ireland	25	3.4	3.4
Telefónica Czech Republic	0	—

OIBDA margin	32.1%	(0.2 p.p. )	(0.3 p.p. )
Telefónica España	46.9%	(0.1 p.p. )	(1.6 p.p. )
Telefónica UK	24.6%	3.5 p.p.	3.5 p.p.
Telefónica Deutschland	22.3%	(1.5 p.p. )	(1.5 p.p. )
Telefónica Brasil	31.1%	(1.2 p.p. )	(1.2 p.p. )
Telefónica Hispanoamérica	31.3%	(0.5 p.p. )	0.1 p.p.

Operating Income (OI)	1,838	(11.0)	5.2

Net income	692	(23.2)
Basic earnings per share (euros)	0.15	(27.0)

CapEx	1,555	(19.9)	29.7
Telefónica España	267	5.8	5.8
Telefónica UK	191	(77.3)	8.3
Telefónica Deutschland	132	(9.3)	(9.3)
Telefónica Brasil	310	15.3	41.3
Telefónica Hispanoamérica	605	69.6	67.9
Other companies & eliminations	50	(33.2)
Telefónica Ireland	14	61.2	61.2
Telefónica Czech Republic	0	—

Spectrum	187	(73.1)	(70.2)
Telefónica España	0	—	—
Telefónica UK	0	—	—
Telefónica Deutschland	0	—	—
Telefónica Brasil	0	—	—
Telefónica Hispanoamérica	187	n.m.	n.m.

OpCF (OIBDA-CapEx)	2,374	(9.6)	(10.6)
Telefónica España	1,136	(11.2)	(14.8)
Telefónica UK	213	c.s.	24.6
Telefónica Deutschland	119	(19.8)	(19.8)
Telefónica Brasil	518	(33.9)	(18.9)
Telefónica Hispanoamérica	470	(47.6)	(3.9)
Other companies & eliminations	(81)	c.s.
Telefónica Ireland	10	(30.4)	(30.4)
Telefónica Czech Republic	0	—

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	From January 1st, 2014, and due to the implementation of the new organization announced in February 2014, the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latam are integrated into the Global Corporate Centre, thus simplifying the organization. Additionally, from the beginning of the year, the new organizational structure will be composed of T. España, T. Brasil, T. Deutschland, T. U.K. and T. Hispanoamérica (Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). All that is not specifically included in these new segments is part of “Other companies and eliminations”. Thus, the results of T. España, T. Brasil, T. Deutschland, T. U.K., T. Hispanoamérica and “Other companies and eliminations” have been revised for the fiscal year 2013, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2013 are not affected.

•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX as of March 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

For further information please refer to the information on 2014 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 9, 2014	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer